SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

CORPORATE TAXPAYERS’ ID (CNPJ): 33.042.730/0001-04

CORPORATE REGISTRY (NIRE): 33.3.001.159 5

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

Considering that Companhia Siderúrgica Nacional’s shareholders approved, at the Annual Shareholders’ Meeting held on this date, the payment of R$ 1,500,000,000.00 as Dividends, we hereby inform shareholders of the following:

  Dividends: shareholders registered with the trustee institution on April 30, 2010, are entitled to receive dividends in the amount of R$1.028828 per share.

  Payment Instructions for Dividends: Dividends will be credited to shareholders domiciled in Brazil as of June 25, 2010, without monetary restatement, in accordance with their bank account details registered with the trustee institution, Itaú Corretora de Valores S.A. Shareholders whose shares are held in fiduciary custody will have their interest and dividends credited as per the procedures adopted by the Stock Exchange. Shareholders, whose records do not contain their individual or corporate taxpayer’s ID (CPF and CNPJ, respectively) or an indication of their bank/branch/current account, will have their interest credited within three (3) business days, as of the due regularization of their respective records at branches of Banco Itaú S.A., or by mail addressed to Itaú Corretora de Valores S.A. – Superintendência de Serviços a Acionistas da Itaú Corretora de Valores S.A., located in the city and state of São Paulo, at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

  Service Locations: branches of Banco Itaú S.A., Shareholders Service section, during banking hours.

CSN’s shares will be traded ex-dividends on the Brazilian stock exchange as of May 03, 2010, inclusive.

Rio de Janeiro, April 30, 2010.

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.